New accounting pronouncement
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU)
2011 04 Fair Value Measurements and Disclosures (Topic 820) Amendments to Achieve Common Fair Value
Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011 04 amends FASB Topic 820 Fair
Value Measurement and seeks to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP. ASU 2011 04 is effective for fiscal years and interim periods beginning after December 15, 2011. Putnam Management is currently evaluating the application of ASU 2011 04 and its impact, if any, on the funds fi nancial statements.